Exhibit 99.1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber Completes Refinancing of Project Facility

March 03, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER) ("Aber" or the "Company") announced today that the Company has completed the previously announced refinancing of its US$230 million project loan facility.

Led by the Canadian Imperial Bank of Commerce and The Bank of Nova Scotia, the project loan facility has been replaced by a US$100.0 million senior secured term loan facility and a US$75.0 million senior secured revolving credit facility. The underlying interest rate on the new credit facilities will be, at the option of the Company, floating at LIBOR plus a spread of between 1.50% to 2.625% or, Canadian Base Rate plus a spread of between 0.50% and 1.625%. Both facilities will have final maturity dates of December 15, 2008.

Aber also announced today that on March 12, 2004 it will release its 2003/2004 fourth quarter and year-end results and will hold a conference call and webcast at 10:00 a.m. EST.

To participate in the conference call, please dial 416-405-9310 or 1-877-211-7911. The call will be available for replay until April 11, 2004 by calling 416-695-5800 or 1-800-408-3053 and entering the pass code 3015722.

The live or archived webcast can be accessed through the Company's website at www.aber.ca

Aber Diamond Corporation is a diamond marketing company supplying a Canadian product to the global diamond market. The Company's wholly owned subsidiary, Aber Diamond Mines Ltd., holds a 40% joint venture interest in the Diavik Diamond Mine located off Lac de Gras in Canada's Northwest Territories.

For further information, please contact:
Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext. 225)
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)